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SEC FILE NUMBER
8-65342

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

SEC Mail Processing

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown Advisory Securities, LLC

MAR 01 2022

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 S. Bond Street, Suite 400

(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David M. Churchill, CFO/COO	(410) 537-5400	dchurchill@brownadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

100 East Pratt Street, Suite 1900	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

My Commission Expires November 18, 2023

[signature] 2/28/22

Notary Public

ALEXIS K COHEN NOTARY PUBLIC BALTIMORE COUNTY, MD

Signature: [signature]

Title: CFO/COO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROWN ADVISORY SECURITIES, LLC

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Brown Advisory Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Advisory Securities, LLC (the "Company") as of December 31, 2021 and the related statement of operations, of changes in member's equity and cash flows for each of the year ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under SEA Rule 15c3-1 and Information for Determination of Reserve Requirements pursuant to SEA Rule 15c3-3 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

PricewaterhouseCoopers LLP, 100 East Pratt, Street, Suite 2600, Baltimore, Maryland 21202-1096
T: 410 783 7600, www.pwc.com/us

pwc

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2022

We have served as the Company's auditor since 2016.

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

Year ended December 31, 2021

(In thousands)

		2021
Assets		
Cash and cash equivalents	$	1,676
Restricted cash		57
Receivable from clearing organization		75
Prepaid expenses and other assets		148
Receivable from affiliates		259
Total assets	$	2,215
Liabilities and Member's Equity		
Accrued compensation	$	118
Payable to clearing organization		24
Payable to affiliates		225
Accrued expenses and other payables		199
Total liabilities		566
Commitments and contingencies (Note 9)		
Member's equity		1,649
Total liabilities and member's equity	$	2,215

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Operations

Year ended December 31, 2021

(In thousands)

		2021
Operating revenues:		
Asset based fees	$	6,279
Commissions		630
Margin interest		138
Other		5
Total operating revenues		7,052
Operating expenses:		
Employee compensation and benefits		5,670
Administrative		783
Service bureau		297
Professional services		160
Data/News services		78
Occupancy and equipment		122
Other		115
Total operating expenses		7,225
Operating loss		(173)
Non-operating:		
Investment income		1
Net loss	$	(172)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2021

(In thousands)

		Capital contributions	Cumulative surplus	Total member's equity
Balance at December 31, 2020	$	559	1,262	1,821
Net loss		—	(172)	(172)
Balance at December 31, 2021	$	559	1,090	1,649

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2021

(In thousands)

		2021
Cash flows from operating activities:		
Net loss	$	(172)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in realized and unrealized gains and losses on investments		1
Stock-based compensation and compensation amortization		(48)
Changes in operating assets and liabilities:		
Receivable from/payable to clearing organization		60
Prepaid expenses and other assets		21
Accrued compensation		(1)
Due to/from affiliates		(160)
Accrued expenses and other payables		(69)
Net cash used in operating activities		(368)
Cash flows from investing activity:		
Purchase of investment securities		(2)
Proceeds from sale of investment securities		191
Net cash provided by investment activities		189
Net decrease in cash and cash equivalents		(179)
Cash, cash equivalents, and restricted cash at beginning of year		1,912
Cash, cash equivalents, and restricted cash at end of year	$	1,733
Less: Restricted cash		57
Cash and cash equivalents at end of year	$	1,676

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission. The Company's sole member is Brown Advisory Management, LLC (BAM). The managing member of BAM is Brown Advisory Incorporated (BAI), while the ultimate parent of the Company is Brown Advisory Group Holdings LLC (BAGH or Parent). The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities. The Company's contracts prohibit customers from purchasing fractional shares of equity securities.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(b) Restricted Cash

The Company considers restricted cash money that is held for a specific purpose and not available for immediate or general business use. Restricted cash represents $57,000 of money market fund deposits held with the clearing organization at December 31, 2021.

(c) Income Taxes

BAM, a multi-member LLC, is treated as a partnership for tax purposes and is the sole member of the Company. As a partnership, BAM is not subject to federal or state income taxes since such taxes are the responsibility of the BAM members. The Company is treated as a disregarded entity for tax purposes and is included in the partnership federal and state returns filed by BAM.

(d) Investments

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are included on the statement of operations as a component of net income. Dividends and interest income are recognized when earned.

(Continued)

(e) ***Fair Value Measurements***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. United States Generally Accepted Accounting Principles (U.S. GAAP) also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 5).

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates and could have a material impact to the financial statements.

(3) Revenue Recognition

The Company primarily earns revenue from contracts with customers in the form of brokerage commissions, distribution fees, and investment advisory fees. Interest, investment, and other income is not considered revenue from contracts with customers under ASC 606, *Revenue from Contracts with Customers*. A description of each of these types of revenue streams follows:

(a) Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Related expenses include, but are not limited to, commissions paid to brokers and clearance/supervision fees charged by Wells Fargo Clearing Services.

(b) Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. While fund distribution services are largely satisfied at the point in time when an investor makes an investment in a fund, the ultimate amounts of revenue are subject to the variable consideration constraint. Therefore, a portion of distribution and related service revenue will be recognized in periods subsequent to the satisfaction of the performance obligation. In the table below, trailing fees are included in asset based fees while sales-loads are included in commissions.

(c) Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time

because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly either in advance or arrears and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Investment advisory fees are considered constrained until the end of the month or quarter until the actual market value of these assets under management are known or a significant revenue reversal is no longer probable.

The following table presents revenue by major source.

Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers		
Asset based fees		
Investment advisory fees	$	5,737,000
Distribution fees		542,000
Total asset management fee revenue*		6,279,000
Commissions		
Brokerage commissions		624,000
Distribution fees		6,000
Total commissions revenue		630,000
Total revenue from contracts with customers*	$	6,909,000

*Excludes interest, investment, and other income as noted above.

(4) Investment

The Company held a Brown Advisory sponsored mutual fund which was sold on August 16, 2021.

(5) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

(Continued)

(6) Regulatory Requirements

The Company is subject to the SEA Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,214,000 which was $964,000 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.47 to 1 as of December 31, 2021.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

(7) Risks

The following is a description of the business risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealer represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year-ended December 31, 2021. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The majority of the Company's trades and contracts are cleared through a clearing organization and settled with cash monthly between the clearing organization and the Company. Because of this monthly settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continuously reviews the credit quality of its counterparties. The Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(Continued)

(c) ***Legal/Regulatory Risk***

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(d) ***Market Risk***

Market risk is a risk related to economic losses due to adverse changes in the fair value of a financial instrument. While market risk embodies several elements, including liquidity, basis risk, and price risk, the Company faces changes in the level of prices due to changes in (a) interest rates, (b) foreign exchange rates or (c) other factors that relate to market volatilities of the rate, index or price underlying the financial instrument. The Company earns revenue based on a percentage of the period-end fair value of the assets under management. The Company attempts to minimize the adverse impact of this risk through a varied offering of products and services.

(8) Related Party Transactions

Pursuant to intercompany services agreements (Service Agreements) with Brown Advisory, LLC (BALLC), a subsidiary of BAM, BALLC allocates to the Company certain operating expenses, including occupancy, communications and data processing, advertising, and employee compensation and benefits. As such, in 2021, $2,624,000 was allocated for services provided by infrastructure teams to the Company during the year.

Pursuant to intercompany service agreements with BALLC and Brown Investment Advisory and Trust Company, both entities allocate depreciation charges to the Company for use of property and equipment. In 2021, $42,000 was allocated to the Company.

The Board of Directors of BAI has approved the issuance of options to purchase BAGH common units and the issuance of units of common equity to certain key employees of the Company. BAGH made loans to the employees to fund the purchase of the common units and made loans to certain employees pursuant to promissory notes upon the employees joining the Company. The total compensation cost for options recognized was $14,000 in 2021. Total expense for loan forgiveness recognized was $6,000 in 2021.

BAI has a deferred compensation plan for certain key executives and employees. Compensation expense allocated to the Company by BAI was $(62,000) in 2021. The contra-expense is due to the reversal of previously recognized expense of unvested agreements for colleagues that were terminated during 2021.

In 2014, certain employees transitioned from the Company to BALLC under a dual employment agreement. As these individuals continue to support the Company's clients, a portion of their compensation and administrative expenses are allocated to the Company from BALLC pursuant to a Service Agreement. In 2021, $2,001,000 was allocated under this Service Agreement. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in

(Continued)

amounts related to the Company's economic obligations. The Company reimburses certain other affiliates for disbursements made on its behalf and for employee compensation costs related to certain compensation plans, including stock-based compensation plans.

The Company had receivables from affiliates of $259,000 and payables to affiliates of $225,000 at December 31, 2021 which represents amounts to be received and paid on operating expenses in the normal course of business.

As of December 31, 2021, the Statement of Operations includes the following related party activity:

Statement of Operations	Expense
Employee compensation and benefits	$ 3,800,000
Administrative	783,000
Occupancy and equipment	42,000
	$ 4,625,000

(9) Commitments and Contingencies

The Company is not involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(10) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2022, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

Schedule I

BROWN ADVISORY SECURITIES, LLC

Computation of Net Capital Under SEA Rule 15c3-1

December 31, 2021

(In thousands)

Aggregate indebtedness	$	566
Net capital:		
Total member's equity	$	1,649
Deductions/charges:		
Nonallowable assets:		
Receivable from affiliates		(259)
Prepaid expenses and other assets, and other receivables		(148)
Other deductions:		
Haircuts		(28)
Net capital		1,214
Minimum required net capital (the greater of $250,000 or 6.67% of aggregate indebtedness)		250
Excess net capital	$	964
Ratio of aggregate indebtedness to net capital	or	0.47 to 1

See accompanying independent registered public accounting firm report.

Statement Pursuant to Paragraph (d)(4) of SEA Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its amended Part IIA Focus filing on February 24, 2022.

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Information for Determination of Reserve Requirements Pursuant to SEA Rule 15c3-3

December 31, 2021

The Company has claimed exemption from SEA Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying notes to financial statements.

Brown Advisory Securities, LLC's Exemption Report

Brown Advisory Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David M. Churchill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

CFO/COO
February 28, 2022

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Report of Independent Registered Public Accounting Firm

To Board of Directors and Management of Brown Advisory Securities, LLC

We have reviewed Brown Advisory Securities, LLC's assertions, included in the accompanying Brown Advisory Securities, LLC's exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2022

pwc

SEC Mail Processing

MAR 3 1 2022

Washington, DC

Report of Independent Accountants

To the Management of Brown Advisory Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Brown Advisory Securities, LLC (the "Company") for the year ended December 31, 2021. Management of Brown Advisory Securities, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 30, 2021 in the amount of $5,200 was compared to the wire confirmation 10007290 drawn from the Wells Fargo account number: 4414106120 and payable to the order of Citibank New York, noting no differences.

    b. Payment dated February 24, 2022, in the amount of $4,092 was compared to the wire confirmation 10030625 drawn from the Wells Fargo account number: 4414106120 and payable to the order of Citibank New York, noting no differences.

2. Compared the Total Revenue amount reported on the Statement of Operations of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 to the Total revenue amount of 7,052,923 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021 noting no differences.

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3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions of item 2, lines 1-2, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $548,198 to the sum of general ledger accounts 4000 and 4600 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no differences.

   b. Compared deductions of item 2, line 3, "Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions" of $244,506 to the general ledger account 5650 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no difference.

   c. Compare deduction of item 2, lines 4-7, "Net gain or loss from securities in investment accounts" of $629 to the sum of the general ledger account 7400 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no difference.

   d. Compare deduction of item 2, lines 8-9, "Direct expense of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)" of $9,819 to the sum of the general ledger account 5300 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no difference.

   e. Compared deduction of item 2, lines 10-11, "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)" of $138,475 as 40% of the sum of general ledger account 7200 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e 6,194,381 and $9,262, respectively of the Form SIPC-7, noting no difference.

   b. Recalculated deduction of item 2c, lines 10-11, "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)" of $55,390 as 40% of the sum of general ledger account 7200 from the December 31, 2021 trial balance used to prepare the audited Form X-17A-5, noting no differences.

   c. Recalculated "Total deductions" of $858,542 on page 2 of Form SIPC-7 as the sum of item 2c, lines (1), (3), (5), (7), and the greater of item 2c, line 9(i) and 9(ii), noting no differences.

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d. Recalculated ""SIPC Net Operating Revenues" of $6,194,381 on page 2, item 2d, as the sum of "Total Revenue" of $7,052,923 from item 2a and "Total additions" of $0 on page 2 less "Total Deductions" of $858,542 on page 2, noting no differences.

e. Recalculated the mathematical accuracy of the "Total assessment balance and interest due (or overpayment carried forward)" of $4,092 on page 1, line 2F, of the Form SIPC-7, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management of Brown Advisory Securities, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2022